EXHIBIT 11.1

STATEMENT RE COMPUTATION OF EARNINGS PER SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)



                                   THREE MONTHS ENDED      SIX MONTHS ENDED
                                   JULY 2,    JULY 3,     JULY 2,    JULY 3,
                                      1995       1994        1995       1994
Net income                       $  22,122  $  13,250   $  41,218  $  25,770


Weighted average outstanding
  shares                           132,818    129,132     132,179    129,446

Net effect of outstanding
  options                            5,410      4,352       5,410      4,846

Weighted average common and
  common equivalent shares
  outstanding                      138,228    133,484     137,589    134,292


Net income per share             $    0.16  $    0.10   $    0.30  $    0.19
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Fully diluted computation not presented since such amounts differ by less than 3 percent of the net income per share amounts shown above.